Exhibit 99.2
Seabridge Gold Inc.

Report To Shareholders
Quarter Ended September 30, 2006

3rd Quarter Highlights

•   Drilling confirms large gold-copper deposit at Mitchell
•   Drilling expands Courageous Lake gold deposit
•   Buyout completed at Kerr-Sulphurets with Seabridge now holding 100% of project

Projects

In June, Seabridge commenced a 7,500 meter core drill program at its 100% owned Kerr-Sulphurets Project located in British Columbia, Canada. The program was designed to expand the project’s known gold resource by testing for the strike and depth extensions of the Sulphurets deposit and by systematically drilling the promising new Mitchell gold zone identified in previous work.

Based on success in the first several holes, the program was expanded to 9,129 meters. All drilling is now complete with 24 holes (7,506 meters) drilled at Mitchell and five holes (1,623 meters) drilled at Sulphurets. To date, assay results have been received and analyzed from the first 15 Mitchell holes with grades that are consistent with successful gold-copper mines now in operation. Following the receipt and compilation of all drill results, a National Instrument 43-101 Technical Report will be prepared for the Mitchell, Sulphurets and Kerr deposits.

Assay results from the first 15 holes drilled at the Mitchell Zone are as follows:

Drill Hole	Depth (m)	From (m)	To (m)	Length (m)	Au gpt	Cu %
M-06-01	306.0	5.7	306.0	300.3	0.81	0.13
M-06-02	426.0	3.0	426.0	423.0	0.81	0.17
M-06-03	354.0	6.0	274.0	268.0	0.83	0.16
M-06-04	303.0	34.0	58.0	24.0	0.84	0.06
M-06-05 Incl. Incl. Incl.	198.0	5.6 18.0 50.0 126.0	198.0 26.0 86.0 138.0	192.4 8.0 36.0 12.0	0.49 0.75 0.66 0.65	0.15 0.17 0.19 0.24
M-06-06	302.0	6.0	302.0	296.0	0.80	0.19
M-06-07	302.0	4.4	302.0	297.6	0.97	0.28
M-06-08	346.0	15.0	346.0	331.0	0.80	0.19
M-06-09	299.0	4.0	299.0	295.0	0.97	0.31
M-06-10	197.0	75.0	197.0	122.0	0.70	0.15
M-06-11	297.0	3.7	297.0	293.3	0.85	0.27
M-06-12	297.0	189.0	297.0	108.0	0.61	0.15
M-06-13	299.0	4.9	299.0	294.1	0.78	0.25
M-06-14	453.0	85.0 251.0	135.0 453.0	50.0 202.0	0.65 0.88	0.09 0.17
M-06-15	354.0	2.9	278.0	275.1	0.58	0.09

Holes M-06-01, M-06-02, M-06-06, M-06-07, M-06-08, M-06-09, M-06-10, M-06-11, M-06-12, M-06-13 and M-06-14 terminated in material that was consistent with the grades of the noted interval. Results from holes M-06-04 and M-06-15 may suggest that the drilling is approaching the eastern boundary of the deposit. M-06-05 was prematurely terminated due to water pressure in the hole that significantly reduced drill efficiency.

The Mitchell Zone is centered on Mitchell Creek in the northern part of Seabridge Gold’s Kerr-Sulphurets property. It is a complex structural zone that has been intensely hydrothermally altered. This zone appears to have a width of 800 meters across the Mitchell Creek valley and a strike extent of approximately 2,000 meters, with the western limit covered by talus and the eastern limit covered by the Mitchell Glacier. The true thickness of the target zone, based on initial drill results from the current program, is estimated to be at least 300 to 400 meters but could be more as most of the holes received to date ended in material that was consistent with the grades of the overall hole.

The 2006 drill program was executed by Falconbridge Limited’s exploration team which has worked on the project for the past three years. Falconbridge had an option to earn an interest in the Kerr-Sulphurets project from September 2002 to April 2006 when it agreed to terminate its option in return for Seabridge common shares and warrants. During the quarter, Seabridge closed the buy-back agreement with Falconbridge (now a subsidiary of Xstrata plc). Consideration paid by Seabridge to Falconbridge was 200,000 common shares and 2.0 million common share purchase warrants, none of which are presently exercisable. One warrant will become exercisable for each new ounce of gold resources discovered at Kerr-Sulphurets over the next five years until all two million warrants become exercisable. Once a warrant becomes exercisable, it has a five year term at a strike price of C$13.50 per share. The shares and warrants issued to Falconbridge are subject to a four-month hold period expiring on January 1, 2007.

Ten holes drilled this summer to the west of the FAT deposit’s main gold zones have confirmed and delineated new mineralized structures which are likely to extend the project’s expected mine life. The FAT deposit is located within Seabridge Gold’s 100% owned Courageous Lake Project in Canada’s Northwest Territories. Resource Modeling Inc. (“RMI”) has been commissioned to prepare an updated resource estimate incorporating the drill results from 2005 and 2006 under National Instrument 43-101 guidelines.

The summer program was primarily dedicated to drill testing several gold zones to the west of the FAT deposit. Ten drill holes totaling approximately 2,900 meters were located to off-set previous drill hole intersections of undefined mineralization that had not been incorporated into the 2004 resource model. Results from the 2005-2006 drilling campaigns have helped to delineate the strike and dip projections of these mineralized structures. Based on the new drilling information, new mineral domains have been interpreted in these areas. These domains will enable previously defined waste material to be re-classified as resources. In addition, these new mineralized domains should allow for a larger pit design which could access deeper and higher grade known resources which were not incorporated in the open pit used in the 2005 Preliminary Assessment.

The most recent resource estimate for the FAT deposit was completed in December 2004. Since that time Seabridge has drilled 53 core holes totaling 15,722 meters. The results have led to significant revisions to the resource domains and generated better controls on the distribution of higher grade mineralization within the deposit. RMI is in the process of updating the resource estimate at Courageous Lake by incorporating the data and interpretations from the last two years. An updated 43-101 Technical Report is expected to be filed before the end of 2006.

The Gold Market

Gold continued its downward trend in the third quarter, reaching a low of US$560 per ounce in early October. A great many self-appointed experts declared that the bull market in commodities had ended and applied this assessment to gold as well although there is very little evidence to support the notion that gold is a commodity like any other. Despair mounted, marking the bottom of a needed correction from the May high near $730. The gold price has since recovered strongly.

As we have often noted, gold is an alternative asset class to financial assets (equities and bonds). Over time, these two asset classes trade inversely to each other. Furthermore, the biggest moves in the gold price historically have also marked a significant outperformance of gold against commodities. In the third quarter, financial assets experienced a resurgence. Investor consensus was that we were going to experience a tiny, perfect slowdown and soft landing for the economy, one that would take the edge off inflation without depressing corporate earnings. Stock and bond markets responded positively. Interest rates fell and even the housing market was thought to be ready to rebound as pundits proclaimed that the worst had been seen and discounted. Commodities also performed relatively well as fears of a more pronounced slowdown subsided. All of these developments were antagonistic to gold. In our view, gold performed surprisingly well given investor sentiment.

There are other less obvious developments which currently point to better days ahead for the gold price. Gold has rebounded from its lows while the US dollar has strengthened and the oil price has fallen, contrary to prevalent expectations. In our view, major fundamental imbalances have yet to be unwound including bubbles in credit markets and real estate as well as the growing US trade deficit. Historically high financial asset values will revert to the mean, as they always do, and we expect confidence in these assets to wane and system liquidity to falter in the months ahead. The inevitable central bank response will be swift and relentless attempts to reliquify which we believe will drive investors to gold as a monetary asset. It was anticipation of this development that led us to establish Seabridge, and we are increasingly confident that such a shift in investor sentiment will occur. In the interim, it is gratifying to know that the evolution of our asset base through exploration during this period of gold price underperformance has provided excellent returns to our shareholders. We remain confident that the best is yet to come.

Financial Results

During the three month period ended September 30, 2006 Seabridge posted a net loss of $1,878,000 ($0.06 per share) compared to a loss of $389,000 ($0.01 per share) for the same period last year. Also, during the quarter ended September 30, 2006, the Company invested cash of $1,447,000 in mineral projects compared to $740,000 for the same period last year. At September 30, 2006, net working capital was $8,500,000 compared to $10,603,000 at December 31, 2005.

On Behalf of the Board of Directors,

/s/ Rudi P. Fronk

Rudi P. Fronk
President and Chief Executive Officer
Toronto, Canada
November 10, 2006

Seabridge Gold Inc.

Management’s Discussion and Analysis
Three Months and Nine Months Ended September 30, 2006

This Management Discussion and Analysis is dated November 10, 2006 and reflects the three-month and nine-month periods ended September 30, 2006 and should be read in conjunction with the consolidated financial statements and the Management Discussion and Analysis included in the 2005 Annual Report. The Company also published an Annual Information Form dated March 22, 2006 and a 20-F Report dated March 15, 2006 filed with the U.S. Securities and Exchange Commission. These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and from the office of  the Company.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. When the price of gold was much lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. As the price of gold has moved higher over the past four years, Seabridge has commenced exploration activities and engineering studies at several of its projects. Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories, the
Kerr-Sulphurets and Red Mountain properties both located in British Columbia, the Pacific Intermountain Gold properties located in Nevada and the Grassy Mountain property located in Oregon. In April 2006, the Company also acquired a 1,000 hectare gold property in Sonora, Mexico. Seabridge’s common shares trade in Canada on the TSX Venture Exchange under the symbol “SEA” and in the United States on the American Stock Exchange under the symbol “SA”.

Results of Operations
During the three months ended September 30, 2006, the Company incurred a loss of $1,878,000 or $0.06 per share compared to a loss of $389,000 or $0.01 per share in the same period of 2005. The Company’s interest income from cash investments was up considerably with higher cash balances to invest from financings and higher interest rates from 2005. Expenses in the current year’s period were higher by $1,464,000 for stock option compensation expense, $24,000 for management compensation and directors’ fees, $38,000 for investor relations, mineral property search activities, stock exchange and other regulatory fees, and $28,000 for professional fees, all of which are included in corporate and general expenses. In 2006, the stock option compensation expense valued at $1,464,000 resulted mainly from the vesting of one third of the options granted early in 2006 which was triggered by the significant increase in the Company’s share price.

For the nine months ended September 30, 2006, the net loss was $1,702,000 or $0.05 per share compared to a loss of $350,000 or $0.01 per share in the same period of 2005. For both years, losses were less due to the recognition of income tax recoveries ($1,906,000 in 2006 and $821,000 in 2005) relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings. Without the income tax recoveries recognized, the losses for the periods would have been $3,608,000 in 2006 and $1,171,000 in 2005. The Company’s interest income from cash investments was up considerably at $282,000 compared with $88,000 in the same period of 2005 with higher cash balances to invest from financings and higher interest rates from 2005. Corporate and general expenses were higher in the 2006 period due to stock option compensation expenses valued at $1,830,000, resulting mainly from the vesting of one third of the options granted early in 2006 due to the significant increase in the Company’s share price, increased management compensation and directors’ fees of $67,000, an increase of $403,000 for investor relations, mineral property search activities and stock exchange and other regulatory fees, $57,000 for professional fees and $58,000 for general expenses, and a loss on foreign exchange of $223,000 as funds were accumulated to acquire the Noche Buena property.

Quarterly Information
Selected financial information for the first three quarters of 2006 and each of the last eight quarters for fiscal years 2005 and 2004:

	3rd Quarter Ended September 30, 2006	2nd Quarter Ended June 30, 2006	1st Quarter Ended March 31, 2006
Revenue	$ Nil	$ Nil	$ Nil
Income (loss) for period	$ (1,878,000)	$ (1,134,000)	$ 1,310,000
Income (loss) per share	$ (0.06)	$ (0.03)	$ 0.04

	4th Quarter Ended December 31, 2005	3rd Quarter Ended September 30, 2005	2nd Quarter Ended June 30, 2005	1st Quarter Ended March 31, 2005
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Income (loss) for period	$ (807,000)	$ (389,000)	$ (384,000)	$ 423,000
Income (loss) per share	$ (0.03)	$ (0.01)	$ (0.01)	$ 0.01

	4th Quarter Ended December 31, 2004	3rd Quarter Ended September 30, 2004	2nd Quarter Ended June 30, 2004	1st Quarter Ended March 31, 2004
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Income (loss) for period	$ (400,000)	$ (418,000)	$ (517,000)	$ 109,000
Loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ -

In each of the first quarters in the past three years income has been recorded as a result of the recognition of income tax recoveries relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings. The larger loss in the fourth quarter of 2005 and the second and third quarters of 2006 resulted from expenses related to stock option grants.

Mineral Interest Activities
For the three-month period ended September 30, 2006, the Company incurred expenditures of $7,322,000 on mineral interests compared to $900,000 in the same period of 2005. During 2006, the Company acquired an option right at a deemed value of $3,140,000 under which Falconbridge Limited could have earned up to a 65% interest in the Company’s Kerr-Sulphurets property. In addition, the Company incurred approximately $3.0 million in exploration expenses at Kerr-Sulphurets, mainly drilling the Mitchell Zone. At Courageous Lake, the Company spent $916,000 in additional exploration activities designed to increase the estimated mine life of the FAT deposit. Smaller amounts were spent on other projects.

During the balance of 2006 the Company is planning to update its resource estimate at Courageous Lake, and complete NI43-101 compliant resource estimates for Kerr-Sulphurets and Grassy Mountain. During 2007, the Company plans to update the 2005 Preliminary Assessment of the FAT deposit at Courageous Lake including a new mine plan and updated economic projections. In addition, based on the preliminary exploration results at Kerr-Sulphurets, the Company is considering a further drill program in 2007.

Liquidity and Capital Resources
Working capital at September 30, 2006, was $8,500,000 compared to $10,603,000 at December 31, 2005. Working capital increased during the 2006 period with the completion of two private placement financings which netted $12 million and the exercise of options for $555,000. The increase in share capital was used for expenditures on operating costs, the acquisition of the Noche Buena property for $4.9 million and drilling programs at the Courageous Lake and Kerr-Sulphurets properties.

During the three-month period ended September 30, 2006, the Company’s operating activities used cash amounting to $391,000 compared to $361,000 in the same period of 2005 and $1,447,000 was expended on mineral properties compared to $740,000 in the same period of 2005.

In April 2006, the Company reacquired the exploration rights to the Kerr-Sulphurets property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement, which occurred in August 2006, the Company issued Falconbridge 200,000 common shares of the Company (deemed value $3,140,000) and issued 2 million warrants to purchase common shares of the Company at $13.50 each. One warrant becomes exercisable for five years from the date each new ounce of gold resources at Kerr-Sulphurets is declared (up to 2 million ounces of gold) for work undertaken on the property through the year 2010. Falconbridge also has a limited right of first refusal should the Company desire to sell all or any portion of its interest at Kerr-Sulphurets.

Shares Issued and Outstanding
At November 10, 2006 the issued and outstanding common shares of the Company totalled 34,040,685. In addition, there were 2,235,500 stock options granted and outstanding (of which 613,328 had not vested) and 2,000,000 purchase warrants were reserved for issuance under the Kerr-Sulphurets property acquisition agreement. On a fully diluted basis, there would be 38,276,185 common shares issued and outstanding.

Related Party Transactions
During the nine-month period ended September 30, 2006, a private company controlled by a director of the Company was paid $25,500 for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $108,000 for corporate consulting services rendered; a new director (effective January 4, 2006) was paid $13,500 for geological consulting services, and outstanding accounts payable to directors was $31,000 at September 30, 2006.

Outlook
During the balance of 2006 the Company is planning to update its resource estimate at Courageous Lake, and complete NI43-101 compliant resource estimates for Kerr-Sulphurets and Grassy Mountain. During 2007, the Company plans to update the 2005 Preliminary Assessment of the FAT deposit at Courageous Lake including a new mine plan and updated economic projections. In addition, based on the preliminary exploration results at Kerr-Sulphurets, the Company is considering a further drill program in 2007.

Drilling is also planned on two Nevada properties and the Noche Buena project in Mexico will be the subject of new exploration work. The Company continues to review its other projects for possible joint venture opportunities while at the same time ensuring that funding is available for its corporate requirements.

November 10, 2006

SEABRIDGE GOLD INC.
Consolidated Balance Sheets
September 30, 2006 and December 31, 2005
(unaudited, 000's of Canadian dollars)

Assets	September 30, 2006	December 31, 2005
Current Assets
Cash and cash equivalents	$6,816	$293
Cash held for exploration expenditures	1,170	4,028
Short-term deposits	-	5,872
Amounts receivable and prepaid expenses	956	543
Marketable securities - at cost	178	160
	9,120	10,896

Mineral Interests (Note 2)	40,450	24,396
Investment	749	749
Reclamation Deposit	1,000	1,000
Capital Assets	62	44

	$51,381	$37,085

Liabilities
Current Liabilities
Accounts payable and accruals	$620	$293

Provision for Reclamation Liabilities	1,499	1,407
	2,119	1,700
Shareholders' Equity
Share Capital (Note 3)	66,744	52,915
Stock Options (Note 3)	2,709	959
Contributed Surplus	20	20
Deficit	(20,211)	(18,509)
	49,262	35,385

	$51,381	$37,085

On Behalf of the Board of Directors

"Rudi Fronk"	"James Anthony"
Rudi P. Fronk	James S. Anthony
Director	Director

SEABRIDGE GOLD INC.
Consolidated Statements of Operations and Deficit
For the Three Months and Nine Months Ended September 30, 2006 and 2005
(unaudited, 000's of Canadian dollars, except income per share)

	Three Months Ended Sept. 30,
	2006	2005	2006	2005
Administrative and General Expenses
Corporate and general	$1,979	$418	$3,667	$1,253
Interest income	(101)	(37)	(282)	(88)
Foreign exchange losses (gains)	-	8	223	6
Loss Before Income Taxes	(1,878)	(389)	(3,608)	(1,171)
Income tax recoveries (Note 3)	-	-	1,906	821
Loss for the Period	(1,878)	(389)	(1,702)	(350)
Deficit, Beginning of Period	(18,333)	(17,313)	(18,509)	(17,352)
Deficit, End of Period	$(20,211)	$(17,702)	$(20,211)	$(17,702)

Loss per Share - basic and diluted	$(0.06)	$(0.01)	$(0.05)	$(0.01)
Weighted Average Number of Shares Outstanding	33,973,017	30,553,951	33,253,351	30,309,785

Consolidated Statements of Cash Flows
For the Three Months and Nine Months Ended September 30, 2006 and 2005
(unaudited, 000's of Canadian dollars)

	Three Months Ended Sept. 30,
	2006	2005	2006	2005
Cash Provided from (Used for) Operations
Loss for the period	$(1,878)	$(389)	$(1,702)	$(350)
Items not involving cash
Stock option compensation	1,464	-	1,830	-
Other	31	27	92	81
Amortization	1	1	2	2
Income tax recoveries	-	-	(1,906)	(821)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	70	(36)	(24)	86
Accounts payable and accruals	(79)	36	(103)	73
	(391)	(361)	(1,811)	(929)
Investing Activities
Mineral interests	(1,447)	(740)	(12,863)	(2,867)
Capital assets	-	-	(31)	(22)
Marketable securities	-	-	(18)	-
Short-term deposits	1,000	156	5,872	1,117
	(447)	(584)	(7,040)	(1,772)
Financing Activities
Issue of share capital (Note 3)	(39)	89	12,516	2,955
Net Cash Provided (Used)	(877)	(856)	3,665	254
Cash and Cash Equivalents, Beginning of Period	8,863	2,437	4,321	1,327
Cash and Cash Equivalents, End of Period	$7,986	$1,581	$7,986	$1,581

Cash and Cash Equivalents, End of Period
Cash and cash equivalents	$6,816	$194	$6,816	$194
Cash for exploration expenditures	1,170	1,387	1,170	1,387
	$7,986	$1,581	$7,986	$1,581

SEABRIDGE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2006
(unaudited, in Canadian dollars, except where noted)

1.	Basis of Presentation
These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements. The interim consolidated financial statements should be read in conjunction with Seabridge’s annual consolidated financial statements included in its 2005 Annual Report.

2.	Mineral Interests
Expenditures on projects during the nine-month periods ended September 30, 2006 and 2005 were as follows (000’s):

	Balance, Dec. 31, 2005	Expenditures Quarter 1 2006	Expenditures Quarter 2 2006	Expenditures Quarter 3 2006	Balance, Sept. 30, 2006
Courageous Lake	$15,772	$2,219	$1,095	$916	$20,002
Castle Black Rock	384	-	-	46	430
Grassy Mountain	3,106	71	27	39	3,243
Hog Ranch	1,074	13	34	6	1,127
Kerr-Sulphurets	527	-	23	6,170	6,720
Quartz Mountain	443	-	-	-	443
Red Mountain	773	12	20	75	880
Pacific Intermountain Gold	2,075	21	241	(6)	2,331
Other Nevada projects	213	-	17	-	230
Noche Buena, Mexico	29	49	4,890	76	5,044
	$24,396	$2,385	$6,347	$7,322	$40,450

	Balance, Dec. 31, 2004	Expenditures Quarter 1 2005	Expenditures Quarter 2 2005	Expenditures Quarter 3 2005	Balance, Sept. 30, 2005
Courageous Lake	$13,591	$1,435	$367	$243	$15,636
Castle Black Rock	335	-	-	49	384
Grassy Mountain	2,970	44	1	76	3,091
Hog Ranch	1,008	2	1	47	1,058
Kerr-Sulphurets	525	-	-	2	527
Quartz Mountain	442	-	-	-	442
Red Mountain	617	23	22	57	719
Pacific Intermountain Gold	1,351	(9)	81	407	1,830
Other Nevada projects	160	-	-	19	179
	$20,999	$1,495	$472	$900	$23,866

In April 2006, the Company acquired 100% interest in the 1,000 hectare Noche Buena gold project in the Sonora district of Mexico for US$4,350,000 in cash.

In April 2006, the Company reacquired the exploration rights to the Kerr-Sulphurets property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement, which occurred in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value $3,140,000. The Company also issued 2 million warrants to purchase common shares of the Company at $13.50 each. The warrants become exercisable for five years from the date each new ounce of gold resources is declared (up to 2 million ounces of gold) for work undertaken on the property through the year 2010. The Company is currently in the process of valuing the warrants and will account for them when such valuation is completed.  The impact of this will be to increase mineral properties and shareholder's equity.  There will be no income statement impact on the 2006 financial statements. Falconbridge also has the right of first refusal should the Company desire to sell all or any portion of its interest therein.

3.	Share Capital
(a) Common shares were issued during the nine-month period ended September 30, 2006, as follows:

	Shares	Amount (,000)
Balance, December 31, 2005	32,106,685	$ 52,915
For cash, private placements (note i)	1,200,000	12,008
For cash, exercise of stock options	534,000	554
Acquisition of mineral interest (Note 2)	200,000	3,093
Value of options exercised	-	80
Renunciation of flow-through share value (note ii)	-	(1,906)
Balance, September 30, 2006	34,040,685	$66,744

(i) In April 2006, the Company completed a private placement financing for 875,000 common shares at $9.65 per shares for gross proceeds of $8,443,750 and in June 2006, the Company completed a private placement flow-through financing for 325,000 common shares at $11.25 each for gross proceeds of $3,656,250. Under the terms of the flow-through financing, the Company will renounce to the investors the Canadian Exploration Expenses incurred with the proceeds of the financing.

(ii) In January 2006, the Company renounced $5,278,750 (2005 - $2,272,500) in Canadian Exploration Expenses to investors of flow-through shares in 2005 and 2004, respectively. The tax value of these renunciations has been recorded as a future tax liability and charged against share capital. Since the Company has a valuation allowance which reduces the future income tax assets, the valuation allowance was reduced and income tax recoveries recognized in the statement of operations in the amount of $1,906,000 (2005 - $821,000).

(b)   Stock Options
During the nine-month period ended September 30, 2006, 875,000 five-year two-tiered stock options exercisable at $10.56 each were granted to directors and officers and 15,000 one-year options exercisable at US$9.13 each were granted to a consultant for a weighted average exercise price of $10.55 each. The two-tiered options require a $15.00 share price for 10 successive days for the first third to vest (vested September 2006), an $18.00 share price for the second third and a $21.00 share price for the final third. Once the share price has met the first test, the Company’s share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled. The two-tiered option grants were also subject to the approval of shareholders which was received on May 17, 2006.

The fair value of the standard 15,000 options which were granted in 2006 has been estimated using a Black Scholes option-pricing model using the following assumptions and resulted in an expense of $40,485:

Dividend yield	Nil
Expected volatility	65%
Risk free rate of return	3.8%
Expected life of options	1 year

The fair value of the 875,000 two-tiered options which were granted in 2006 has been estimated using a Monte Carlo simulation and a binomial option-pricing model to consider the two-tier vesting probabilities using the following assumptions:

Dividend yield	Nil
Expected volatility	60%
Risk free rate of return	3.8%
Expected life of options	5 years

The estimated fair value of the options granted amounted to approximately $3,523,000. In September 2006, the $15 per share and 20% out performance of the TSX Gold Index vesting requirements was met on the options granted in 2006 and the value related to that vesting provision has been expensed in the current quarter. During 2006 in total, $1,521,000 of this amount has been expensed and the balance will be expensed over the shorter of the term of the option and when the remaining vestings actually occur.

The Board granted two-tiered options as to 600,000 in August 2002, as to 100,000 in August 2004 and as to 50,000 in January 2005 to senior management in lieu of market rate salaries. These option grants required a $6.00 share price for 10 successive days for the first third to vest, a $9.00 share price for the second third and a $12.00 share price for the final third. Once the share price had met the first test, the Company’s share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled.

In October 2005, the $6 vesting criteria was reached, in December 2005 the $9 vesting criteria was reached and in May 2006 the $12 vesting criteria was reached. Compensation expense on the former two vesting criteria, which related to the vesting of 500,000 shares, was recognized in 2005 in the amount of $332,000 and the balance of $177,000 was recognized in 2006.

A summary of the status of the plan at September 30, 2006 and changes during the year are presented below:

	Shares	Amount
Outstanding at December 31, 2005	1,879,500	$ 959,000
Granted	890,000	1,561,000
Exercised	(534,000)	(80,000)
Value of 2002-2005 options vested	-	269,000
Outstanding at September 30, 2006	2,235,500	$2,709,000

4.	Related Party Transactions
During the nine-month period ended September 30, 2006, a private company controlled by a director of the Company was paid $25,500 (Quarter 3 - $8,500) (2005 - $34,000 and $12,000) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $108,000 (Quarter 3 - $36,000) (2005 - $90,000 and $30,000) for corporate consulting services rendered and a new director (effective January 4, 2006) was paid $13,500 (Quarter 3 -$4,500) for geological consulting services.